Filed pursuant to Rule 424(b)(3)
File No. 333-202279

Grant Park Fund May 2017 Update
June 21, 2017

                  Supplement dated June 21, 2017 to Prospectus dated May 15, 2017
Class	May ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-0.64%	-3.32%	$8.26M	$1,048.293
B	-0.69%	-3.58%	$85.11M	$858.857
Legacy 1	-0.45%	-2.38%	$1.23M	$829.121
Legacy 2	-0.47%	-2.48%	$0.41M	$810.902
Global 1	-0.39%	-2.22%	$27.65M	$820.236
Global 2	-0.41%	-2.32%	$1.65M	$804.115
Global 3	-0.56%	-3.03%	$13.29M	$697.560

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The U.S. dollar weakened amid concerns about on-going investigations of Russian tampering in the U.S. elections, on weak U.S. housing data and on uncertainty about the direction of U.S. economic  policy.  The euro strengthened on an improved outlook for the euro zone economy, as well as on expectations the European Central Bank will begin to reduce its quantitative-easing programs.  The New Zealand dollar strengthened on a favorable economic outlook.

Energy:  Crude oil prices declined due to concerns about elevated global supplies.  Natural gas prices declined as forecasts for mild weather pointed to reduced demand.

Equities:  Global equity markets rose on positive economic growth reports, despite acts of global terrorism, continued reports of potential Russian interference in the U.S. elections, and rising Chinese debt.

Fixed Income:  Global fixed income prices rose as the markets adapted to the Federal Reserve’s commitment to raising interest rates and to normalizing monetary policy.

Grains/Foods:  Wheat and corn prices moved higher on concerns the weather may damage upcoming crops.  Sugar markets declined over seven percent on expectations of a supply surplus.  Lean hog prices rose over 20% due to strong demand ahead of the summer holidays.  Cocoa prices rose over 11% amid signs of tighter supplies in the Ivory Coast, the world’s top grower.  Soybean markets declined on concerns about weak markets in China, the top importer, and on record production from South America.

Metals:  Precious metals markets moved higher as geopolitical fears about key European countries increased demand for safe haven assets.  Copper markets moved lower on weak demand.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
 President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended May 31, 2017

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$286,163	-$971,154
Change In Unrealized Income (Loss)	-404,229	123,360
Brokerage Commission	-68,619	-361,442
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-111,579	-575,533
Change in Accrued Commission	1,291	-8,204
Net Trading Income (Loss)	-296,973	-1,792,973

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$67,858	$339,795
Interest, Other	31,161	164,141
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	-197,954	-1,289,037

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	69,805	333,323
Operating Expenses	29,792	161,632
Organization and Offering Expenses	34,365	186,363
Brokerage Expenses	538,178	2,954,324
Dividend Expenses	0	0
Total Expenses	672,140	3,635,642

Net Income (Loss)	-$870,094	-$4,924,679

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$143,058,839	$165,364,938
Additions	28,500	102,425
Net Income (Loss)	-870,094	-4,924,679
Redemptions	-4,617,320	-22,942,759
Balance at May 31, 2017	$137,599,925	$137,599,925

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR	Year to Date ROR
A	$1,048.293	7,878.43945	$8,258,912	-0.64%	-3.32%
B	$858.857	99,101.08571	$85,113,618	-0.69%	-3.58%
Legacy 1	$829.121	1,478.58093	$1,225,922	-0.45%	-2.38%
Legacy 2	$810.902	511.77476	$414,999	-0.47%	-2.48%
Global 1	$820.236	33,706.77891	$27,647,508	-0.39%	-2.22%
Global 2	$804.115	2,047.94234	$1,646,781	-0.41%	-2.32%
Global 3	$697.560	19,055.25136	$13,292,184	-0.56%	-3.03%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership